

December 21, 2012

<u>Via Email</u>

David Palmer Oelman, Esq.
Vinson and Elkins, LLP
First City Tower
10001 Fannin Street, Suite 2500
Houston, Texas 77002-6760

> **Re:** **Offer to Exchange Depository Units of Eastern American Natural Gas Trust**
> **Filed on Form S-4**
> **Filed by ECA Marcellus Trust I and Energy Corporation of America**
> **Filed on December 12, 2012**
> **File No. 333-185397**

Dear Mr. Oelman:

We have reviewed your filing, and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why. After reviewing any amendment to your filing, the information you provide in response to these comments, and further evaluating compliance with the planned filing of a Schedule TO, we may have additional comments.

<u>Questions and Answers About the Offer</u>

1. The answer to the question pertaining to who is offering to buy the NGT Depositary Units refers only to ECA as being the entity making the offer to exchange. Please advise us, with a view toward revised disclosure, whether ECT should be identified as a co-bidder on the Schedule TO once filed. Refer to Rule 14d-1(g)(2) and the interpretive guidance accessible via the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

2. The answer to the question regarding the number of NGT Depositary Units ECA is offering to purchase does not specify an exact amount of securities sought. Please advise us how the apparent conclusion was reached that such a description was compliant with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. In addition, please advise us how the offeror(s) would determine whether or not an extension to the tender offer period would be required under Rule 14e-1(b). Alternatively, please advise us whether the offeror(s) plan to petition the Division of Corporation Finance for no-action relief.

3. The answer to the question regarding the number of ECT Common Units an offeree could expect to receive in exchange for NGT Depositary Units does not specify an exact amount of securities offered as consideration. Instead, it appears as though a $22.55 value has been offered instead of an exact number of securities based upon a fixed, pre-established exchange ratio. Please advise us how the apparent conclusion was reached that such a description was compliant with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. In addition, please advise us how the offeror(s) would determine whether or not an extension to the tender offer period would be required under Rule 14e-1(b). Alternatively, please advise us whether the offeror(s) plan to petition the Division of Corporation Finance for no-action relief.

Summary – Eastern American Natural Gas Trust

4. We noticed that NGT sold to ECA a perpetual net profits interest as of October 1, 2012. Other subsequent disclosure states, however, that NGT "has agreed to sell its perpetual net profits interest to ECA." Please reconcile this apparent inconsistency.

5. We understand NGT was formed pursuant to a Trust Agreement with Eastern American Energy Corporation acting as grantor. We also noticed that on January 1, 2010, Eastern American Energy Corporation, as former wholly-owned subsidiary of Energy Corporation of America, was merged into Energy Corporation of America with ECA being the surviving corporation. In light of this history and association, the transaction involving the perpetual net profits interest, and the disclosure regarding the possibility that NGT Depositary Units possibly may no longer trade, advise us why Rule 13e-3 has apparently been deemed inapplicable to the Offer to Exchange.

Risk Factors

6. We noticed the disclosure explaining that the financial information of NGT and ECT is not prepared in accordance with GAAP. Please advise us, with a view toward revised disclosure, what consideration was given to the application of Rule 100 of Regulation G and Item 10(e) of Regulation S-K.

Selected Historical Financial Date of ECT

7. Please advise us, with a view toward revised disclosure, how the offeror(s) expect to comply with Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A. In addition, please confirm that to the extent the offeror(s) expect to incorporate financial information by reference to fulfill these disclosure requirements, summary financial information will be provided in accordance with Instruction 6 to Item 10 of Schedule TO. Please refer to interpretation I.H.7, accessible via the following link, for more guidance on the Division's position concerning the need to include summarized financial information. http://www.sec.gov/interps/telephone/phonesupplement3.htm

Matters Concerning Validity and Eligibility

8. We noticed that ECA will make judgments concerning questions as to the validity, form, eligibility and acceptance of tendered securities, and that its determinations will be considered "final and binding." Please revise to indicate that notwithstanding ECA's findings, persons who tender are not foreclosed from litigating disputes under the federal securities laws in federal court. The amended disclosure could state, for example, that the offerees may challenge ECA's findings and determinations in a court of competent jurisdiction. Please be advised the offeror(s) may not lawfully seek to enter into private contracts to relieve themselves of liability with respect to the application of the federal securities laws to the tender offer. See Section 29(a) of the Securities Exchange Act of 1934. Please make conforming changes throughout the filing.

Conditions of the Offer

9. ECA represents that the failure to exercise any of the rights "shall not be deemed a waiver of the rights." Please confirm that the offeror(s) understand that to the extent an offer condition has been triggered and the offeror(s) elect(s) to proceed with the exchange offer without reacting to the triggered condition by amending to disclose whether the condition will be asserted or waived, that our interpretation of the failure to exercise the right is tantamount to waiver of the condition.

10. The conditions have been described as ongoing rights that may be asserted at any time from time to time. Please revise to expressly indicate that all conditions to the offer, other than any of those of which may be dependent upon the receipt of government approvals, will be satisfied or waived prior to the Expiration Date of the Offer to Exchange.

*   *   *

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person anticipated to sign the Schedule TO acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions